July 12, 2024

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen   s Road Central, Hong Kong

       Re: Cre8 Enterprise Limited
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted June 21, 2024
           CIK No. 0002003977
Dear Sze Ting Cho:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1
Prospectus Summary
Transfers of Cash to and from Our Operating Subsidiary in Hong Kong, page 7

1. We note your revised disclosure that, for the years ended December 31, 2022 and 2023, certain amounts were transferred between Cre8 Hong Kong and Cre8 China. Please update to reflect the information as of the date of the document.
Use of Proceeds, page 58

2. We note your revised disclosure that approximately 25% of the net proceeds is expected to be used for, among other things, strategic investment and acquisition. Please explain how this disclosure complies Item 3.C.2 and 3 of Form 20-F or revise. July 12, 2024
Page 2

Capitalization, page 62

3. Please update the capitalization table as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Period to period Comparison of Results of Operations
Selling and marketing expenses, page 73

4. We note your disclosure that your selling and marketing expenses decreased from the year
       ended December 31, 2022 to the year ended December 31, 2023,    mainly
due to the
       decrease in employee compensation and benefits and sales commission in FY2023 due to
       the absence of override commission during the year.    Please revise to
elaborate on this
       reason and how it differs from the increase of your employee compensation and benefits expense under general and administrative expenses. Refer to the two tables on page 71.
Liquidity and Capital Resources
Bank borrowings, page 80

5. We note your revised disclosure about the government guaranteed SME loan for the year ended December 31, 2023. Please explain how this disclosure complies
Item 5.B.2 of
       Form 20-F or revise.
Related Party Transactions, page 115

6. Please update this section to also provide the information as of the date of the document.
       Refer to Item 7.B of Form 20-F.
Part II - Information Not Required in the Prospectus
Item 9. Undertakings, page II-3

7. We note your undertaking provided pursuant to Item 512(a) of Regulation S-K. However, we note that you did not check the box on the registration statement cover page that you are offering the shares in this offering on a delayed or continuous basis pursuant to Rule
       415 of the Securities Act. Please revise.
General

8. We note your disclosure on pages Alt-4 and 5 that the selling securityholders may sell their securities through purchases by a broker-dealer as principal and resales by the broker-dealer for its account. Please revise to confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
 July 12, 2024
Page 3

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing